Via Facsimile and U.S. Mail
Mail Stop 6010

January 27, 2009

Mr. John C. Pintozzi
Senior Vice President and
Chief Financial Officer
Allstate Life Insurance Company
3100 Sanders Road
Northbrook, IL 60062

Re: Allstate Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File Number: 000-31248

Dear Mr. Pintozzi:

        We have completed our review of your Form 10-K and Form 10-Q and have no
further comments at this time.

                                                Sincerely,

                                                Joel Parker
                                                Accounting Branch Chief